Exhibit 8.1 - Subsidiaries

Organizational Structure.

Corporate Structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following

	Country of Ownership
Name of Entity	Incorporation	%
Novogen Laboratories Pty Ltd	Australia	100.0
Novogen Research Pty Ltd	Australia	100.0
Phytosearch Pty Ltd	Australia	100.0
Phytogen Pty Ltd	Australia	100.0
Central Coast Properties Pty Ltd	Australia	100.0
Novogen Inc	US	100.0
Glycotex Inc	US	97.6
Novogen Limited	UK	100.0
Novogen BV	Netherlands	100.0
Novogen New Zealand Limited	New Zealand	100.0
Novogen Canada Limited	Canada	100.0
Marshall Edwards Inc	US	95.1
Marshall Edwards Pty Limited	Australia	95.1